

09041001



**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549**

ANNOUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

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SEC FILE NUMBER
8- 53105

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bannockburn Partners, LLC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rector Street

(No. and Street)

New York   NY   10006
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Francese   212-425-2757
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Tarlow & Co., C.P.A., P.C. d/b/a Tarlow & Co., C.P.A.'s
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza, Suite 804	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ___Michael Francese_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Bannockburn Partners, LLC_____, as of ___December 31_____, 20__08__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___Managing Member_____
Title

_____
Notary Public

ANN F. LAMBERSON
Notary Public, State of New York
No. 01LA6108322
Qualified in Queens County
Term Expires April 12, 20/2

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Changes in Members' Capital.
- ☒ (e) Statement of ~~Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital~~ Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANNOCKBURN PARTNERS, LLC

ANNUAL REPORT

DECEMBER 31, 2008

BANNOCKBURN PARTNERS, LLC

TABLE OF CONTENTS

TARLOW & CO., C.P.A.'S



TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 804, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

INDEPENDENT AUDITOR'S REPORT

To the Members of
Bannockburn Partners, LLC

We have audited the accompanying statement of financial condition of Bannockburn Partners, LLC, as of December 31, 2008, and the related statements of income, changes in members' capital and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bannockburn Partners, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tarlow & Co., CP.A.'s

New York, New York
February 27, 2009

BANNOCKBURN PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$	3,542
Receivable from broker - clearance account		39,369
Total assets	$	42,911

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable and accrued expenses	$	8,038
Members' capital		34,873
Total liabilities and members' capital	$	42,911

The accompanying notes are an integral part of these financial statements.

BANNOCKBURN PARTNERS, LLC

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2008

Revenue		
Commission income	$ 37,374	
Other income	29,300	
Investment income	553	
Total revenue		$ 67,227
Expenses		
Exchange fees and clearance charges	22,217	
Professional fees	9,586	
Rent	4,750	
Telephone and internet	3,131	
Office	4,443	
Insurance	1,955	
Quote system	4,763	
Outside services	2,600	
Other	10,693	
Total expenses		64,138
Income before provision for income taxes		3,089
Provision for income taxes		-
Net income		$ 3,089

The accompanying notes are an integral part of these financial statements.

BANNOCKBURN PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

YEAR ENDED DECEMBER 31, 2008

Balance as of December 31, 2007	$	69,684
Net income		3,089
Capital contributions		26,600
Capital withdrawals		(64,500)
Balance as of December 31, 2008	$	34,873

The accompanying notes are an integral part of these financial statements.

BANNOCKBURN PARTNERS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities

Net income	$ 3,089	
Adjustment to reconcile net income to net cash used by operating activities:		
Depreciation	354	
Increase in:		
Receivable from broker - clearance account	(15,619)	
Increase in:		
Accounts payable and accrued expenses	3,430	
Net cash used by operating activities		$ (8,746)
Cash flows from financing activities		
Capital contributions	26,600	
Capital withdrawals	(64,500)	
Net cash used by financing activities		(37,900)
Net decrease in cash		(46,646)
Cash at beginning of year		50,188
Cash at end of year		$ 3,542

Supplemental disclosures of cash flow information

Cash paid for interest	-
Cash paid for income taxes	-

The accompanying notes are an integral part of these financial statements.

BANNOCKBURN PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 1 - ORGANIZATION

Bannockburn Partners, LLC (the "Company") was formed on June 15, 2000 under the laws of the State of New York. Under New York State Law, members have limited direct liability for company operations. The Company has been registered, since June 22, 2001, to operate as a broker-dealer in securities with the United States Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") formerly the National Association of Securities Dealers, Inc. (the "NASD").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Security transactions

The Company records security transactions and commission revenue and expenses on a trade-date basis. Securities owned are stated at market value with unrealized gains and losses reflected in income.

Property and equipment

Property and equipment are stated at cost. Depreciation is computed using accelerated methods over the estimated useful lives of the respective assets.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - RECEIVABLE FROM CLEARING BROKER/SECURITIES HELD AT BROKER

The Company conducts business with two clearing brokers on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing brokers pursuant to a clearance agreement.

BANNOCKBURN PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

NOTE 4 - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, customer security transactions are introduced to and cleared through its clearing brokers. Pursuant to an agreement between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of its customers, its clearing brokers and financial institutions with which it conducts business.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2008, the Company had net capital of $26,904, which was $21,904 more than its required minimum net capital of $5,000.

NOTE 6 - RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3

All customer transactions are cleared through two clearing brokers on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c-3-3 of the Securities Exchange Commission.

NOTE 7 - INCOME TAXES

No provision for federal and state income taxes has been made as the Company was formed as a limited liability company which flows the items of income or loss through to the members' individual income tax returns. As such, the Company is not liable for federal and state income taxes. The Company is subject to local income taxes.

SUPPLEMENTARY INFORMATION

BANNOCKBURN PARTNERS, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2008

Members' Capital	$	34,873
Debits:		
Non-allowable assets		
Receivables		7,328
Net capital before haircuts		27,545
Less: Haircuts		641
Net capital per rule 15c3-1		26,904
Minimum net capital requirement - 6-2/3% of aggregate indebtedness of $8,038 or $5,000, whichever is greater		5,000
Excess net capital	$	21,904

Aggregate Indebtedness

Accounts payable and accrued expenses	$ 8,038	
Total aggregate indebtedness		$ 8,038
Ratio of aggregate indebtedness to net capital		0.30 to 1

No material difference exists between the above computation and the computation included in the Company's corresponding unaudited Form X-17-A-5 Part IIA filing.

REPORT ON INTERNAL CONTROL STRUCTURE



TARLOW & CO., C.P.A.'S
A PROFESSIONAL CORPORATION

7 Penn Plaza, Suite 804, New York, N.Y. 10001 Tel. 212-697-8540 Fax. 212-573-6805

To The Members of
Bannockburn Partners, LLC

In planning and performing our audit of the financial statements and all supplemental schedules of Bannockburn Partners, LLC (the "Company"), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, The New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tarlow & Co., C.P.A.'s

New York, New York
February 27, 2009